787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 22, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Equity Trust Inc.
(Securities Act File No. 333-173819, Investment Company Act File No. 811-04700)
Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Equity Trust Inc. (the “Fund”), please find responses to further telephonic comments provided by Laura E. Hatch of the Staff of the Securities and Exchange Commission (“SEC”) on May 21, 2013, to the undersigned of our firm regarding the filing on May 20, 2013 of post-effective amendment number 6 to the Fund’s registration statement on Form N-2 (“Registration Statement”).

For the convenience of the Staff, comments provided are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.

Form of Prospectus Supplement

Subscription Rights

(1)    Comment:    It appears that any shares of preferred stock issued pursuant to the form of prospectus supplement regarding the issuance to the Fund’s common stockholders of subscription rights to purchase both common stock and preferred stock may be subject to a put option. Please explain why a share of preferred stock subject to a put option should not be considered a “redeemable security” under Section 2(a)(32) of the Investment Company Act of 1940 (the “1940 Act”).

Response:    Section 2(a)(32) defines a “redeemable security” as “any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Any shares of preferred stock issued with a put option (“Puttable Preferred Shares”) would be entitled only to the liquidation preference of the Puttable Preferred Shares, plus any accrued but unpaid dividends, upon exercise of the put and not to an amount that would vary with the Fund’s net asset value. As a result, the holders of Puttable Preferred Shares are not entitled to a “proportionate share” of the Fund’s current net assets. Accordingly, the Puttable Preferred Shares do not meet the definition of a redeemable security.

Moreover, it is expected that a holder of Puttable Preferred Shares would not be able to exercise the put initially for a period of at least 12 months from issuance, if not more. Thereafter, the Puttable Preferred Shares would not be puttable more frequently than quarterly. The Fund believes that the restrictions placed on the Puttable Preferred Shares are consistent with the limits on redemptions that the Staff has found in other situations not to give rise to a redeemable security. See California Dentists’ Guild Real Estate Mortgage Fund II, SEC No-Action Letter (Jan. 4, 1990).

General

(2)    Comment:    In various parts of the Registration Statement there is disclosure to the effect that the Fund’s average weekly net assets will be deemed to be the average weekly value of the Fund’s total assets minus the sum of the Fund’s liabilities, and that such liabilities exclude any outstanding senior securities. Please provide a more specific description than “outstanding senior securities.”

Response:    The requested changes have been made.

*        *        *         *

The Fund hereby represents that, with respect to the filing of the Registration Statement made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:

a)	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;
b)	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Fund effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Bruce N. Alpert, The Gabelli Equity Trust Inc.
Agnes Mullady, The Gabelli Equity Trust Inc.
Molly A.F. Marion, The Gabelli Equity Trust Inc.
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP
P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP